Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement Nos. 333-186822

333-196341

FOR IMMEDIATE RELEASE

Contact Info:

Chad Stone

Chief Financial Officer

Renewable Energy Group, Inc.

+1 (515) 239-8091

Chad.Stone@regi.com

Renewable Energy Group Prices Public Offering of

$125 Million of Convertible Senior Notes

Ames, IA, May 30, 2014 /Business Wire/ - Renewable Energy Group, Inc. (REG) (NASDAQ:REGI) announced today the pricing of its public offering of $125 million aggregate principal amount of 2.75% convertible senior notes due 2019. In connection with the offering, REG has granted the underwriters a 13-day option to purchase up to an additional $18.75 million aggregate principal amount of such notes to cover over-allotments, if any. The offering is scheduled to close on June 3, 2014, subject to satisfaction of customary closing conditions.

The notes will be senior unsecured obligations of REG, will pay interest semi-annually at a rate of 2.75% per annum and will not be redeemable prior to maturity. The notes will be convertible, upon satisfaction of certain conditions, at an initial conversion rate of 75.3963 shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $13.26 per share, and will be subject to adjustment upon the occurrence of certain events. The initial conversion price represents a conversion premium of approximately 32.50% over the last reported sale price of $10.01 per share of REG’s common stock on The NASDAQ Global Select Market on May 29, 2014. Prior to December 15, 2018, the notes will be convertible only during certain periods and subject to certain circumstances, into cash, shares of REG common stock, or a combination of cash and shares of REG common stock, at REG’s election. On or after December 15, 2018, the notes will be convertible at any time.

REG estimates that the net proceeds from the offering will be approximately $120.4 million after deducting the underwriting discount and estimated offering expenses payable by REG, assuming no exercise of the underwriters’ over-allotment option.

REG intends to use approximately $100 million of the net proceeds from this offering to replace the letter of credit that guarantees the Gulf Opportunity Zone bonds issued in connection with the Dynamic Fuels, LLC biorefinery in Geismar, Louisiana or to redeem those bonds. REG has previously announced its agreements to acquire all of the equity interests in Dynamic Fuels from Syntroleum Corporation and Tyson Foods, Inc. REG also intends to use a portion of the net proceeds from this offering to fund the cost of the capped call transactions described below. REG intends to use the remaining net proceeds from this offering for working capital and other general corporate purposes.

In connection with the pricing of the notes, REG also entered into privately-negotiated capped call transactions with respect to approximately 92.5% of the shares underlying the notes with the underwriters or their affiliates (in this capacity, the “option counterparties”). REG estimates that the cost of the capped call transactions will be approximately $10.35 million. These transactions are expected to reduce the potential equity dilution, and/or offset cash payments due, to the extent of such percentage, upon conversion of the notes in the event that the market price of REG common stock is greater than the strike price under the capped call transactions, which will initially correspond to the initial conversion price of the notes, with such reduction and/or offset subject to a cap based on the cap price under the capped call transactions. If the underwriters exercise their option to purchase additional notes, REG expects to enter into additional capped call transactions with respect to approximately 92.5% of the shares underlying the additional notes with the option counterparties.

In connection with establishing their initial hedges of the capped call transactions, the option counterparties and/or their affiliates expect to enter into various derivative transactions with respect to REG common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or reducing the size of any decrease in the price of the notes and/or REG common stock concurrently with or shortly after the pricing of the notes. In addition, the option counterparties and/or their affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to REG common stock and/or purchasing or selling REG common stock or other REG securities in secondary market transactions from time to time following the pricing of the notes and prior to maturity of the notes (and are likely to do so during a period following any conversion of notes and during a valuation period prior to the maturity of the notes).

The effect, including the direction or magnitude of the effect, if any, of these transactions and activities on the market price of REG common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the market price of REG common stock and/or the ability to convert the notes, the value of the notes and, to the extent the activity occurs around the time of any conversion of notes, the amount of cash, if any, and the number of and value of shares of REG common stock, if any, holders will receive upon conversion of the notes.

BofA Merrill Lynch and Wells Fargo Securities are acting as book-running managers for the offering, and Blackstone Capital Markets and Piper Jaffray & Co. are acting as co-lead managers and Canaccord Genuity and Wedbush Securities are acting as co-managers for the offering.

The notes will be issued pursuant to an effective shelf registration statement. Before investing in the offering, interested parties may read the prospectus supplement and accompanying prospectus for such offering and the other documents REG has filed with the SEC. Copies of the prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department or by emailing a request to dg.prospectus_requests@baml.com or Wells Fargo Securities, Attn: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, or by emailing a request to cmclientsupport@wellsfargo.com. An electronic copy of the prospectus supplement and accompanying prospectus relating to the offering is available on the website of the Securities and Exchange Commission at http://www.sec.gov.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state. Any offer, if at all, will be made only by means of prospectus supplement and the accompanying prospectus forming a part of the effective registration statement.

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About Renewable Energy Group

Renewable Energy Group is a leading North American biodiesel producer with a nationwide distribution and logistics system. Utilizing an integrated value chain model, Renewable Energy Group is focused on converting natural fats, oils and greases into advanced biofuels and on converting diverse feedstocks into renewable chemicals. With 257 million gallons of annual nameplate production capacity at biorefineries across the country, REG is a proven biodiesel partner in the distillate marketplace.

For more than a decade, REG has been a reliable supplier of biodiesel which meets or exceeds ASTM quality specifications. REG sells REG-9000® biodiesel to distributors so Americans can have cleaner burning fuels that help diversify the energy complex and increase energy security. REG-9000® branded biodiesel is distributed in most states in the U.S.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, including statements regarding the expected closing date of the transaction, the expected uses of net proceeds from the offering, and the capped call transactions and the possible effects of those transactions. These forward-looking statements are based on current expectations, estimates, assumptions and projections that are subject to change, and actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, difficulties or delays in closing the offering, fluctuations in the price of REG’s common stock, satisfaction of the conditions to closing of the offering, conditions to the closing of the Syntroleum and Tyson Foods transactions, factors affecting REG’s business that may affect REG’s liquidity and working capital requirements, and other risks and uncertainties described from time to time in REG’s annual report on Form 10-K, quarterly reports on Forms 10-Q and other periodic filings with the Securities and Exchange Commission. All forward-looking statements are made as of the date of this press release and REG does not undertake to update any forward-looking statements based on new developments or changes in its expectations.

Additional Information about the Syntroleum Transaction and Where to Find It

This press release is not a solicitation of an offer to buy any securities or the solicitation of a proxy from any security holder of Syntroleum Corporation. REG has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 in connection with the Syntroleum transaction, which includes Syntroleum’s definitive proxy statement and REG’s prospectus for the Syntroleum transaction. Syntroleum mailed the definitive proxy statement/prospectus to its stockholders on or about April 21, 2014. THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT REG, SYNTROLEUM, THE PROPOSED ASSET SALE AND DISSOLUTION OF SYNTROLEUM AND RELATED MATTERS. BEFORE MAKING ANY VOTING AND INVESTMENT DECISION WITH RESPECT TO THE TRANSACTIONS DESCRIBED THEREIN, INVESTORS AND STOCKHOLDERS OF SYNTROLEUM ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC. The registration statement, the proxy statement/prospectus and other documents can be obtained free of charge through the website maintained by the SEC at www.sec.gov, at REG’s website at www.regi.com under the tab “Investor Relations” and then “Financial Information” and “SEC Filings,” at Syntroleum’s website at www.syntroleum.com under the tab “Investor Relations” and then “SEC Filings,” from Renewable Energy Group Investor Relations, 416 S. Bell Avenue, Ames, Iowa 50010, telephone: 515-239-8091, or from Syntroleum Investor Relations, 5416 S. Yale Ave., Suite 400, Tulsa, Oklahoma 74135, telephone: 281-224-9862.

Participants in the Solicitation of Syntroleum Stockholders

Syntroleum and REG and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Syntroleum stockholders in connection with the Syntroleum transaction and the other proposed transactions described in the definitive proxy statement/prospectus referred to above. Information regarding the special interests of these directors and executive officers in the proposed transactions is included in the definitive proxy statement/prospectus referred to above.

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